February 25, 2009
By Fax and Edgar

Celeste M Murphy
Legal Branch Chief
Securities and Exchange Commission
Fax:           703-813-6986

Re: Neonode Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2009
File No. 0-08419

Dear Ms. Murphy:

Neonode Inc. ("Neonode") has asked us to respond to the Commission’s comments dated February 20, 2009.  Per the instructions in your letter, we have further amended Neonode's Preliminary Proxy Statement on Schedule 14A and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Commission’s comments.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

1.           We note your response to comment two from our letter dated February 13, 2009.  Please note that we are unaware of any temporal limitation on the application of Note A.  We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the acquisition, the company knew that the additional shares of common stock were needed for the acquisition  of AB Cypressen 9683.  Please either provide us with a detailed legal analysis for your position that Item 14 disclosure is not required, including citations to Commision releases, no-action letters, etc. or revise to ensure that you provide the disclosure required by Item 14.

Response:  We have further revised the proxy statement to include the information required by Item 14 of Schedule 14A in accordance with the Commission's comments.

2. We note that you have included a telephone number on page 19 of the revised proxy statement that does not appear to be a working number.  Please disclose a telephone number that investors can use to contact the company in order to request copies of information that has been incorporated by reference into your proxy statement.  See Note D(2) to Schedule 14A.

Response:  The telephone number provided in the proxy statement is a working number.

Sincerely,

Steve Kronengold

cc:	Mr. Per Bystedt, Chief Executive Officer of Neonode Inc. - email
Jessica Plowgian, Securities and Exchange Commission, Division of Corporation Finance,Attorney-Adviser - Edgar